Exhibit 99.1

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

OF AURORA CANNABIS INC. (the “Company”)

November 14, 2022

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”)

In accordance with section 11.3 of NI 51-102 and following the annual general and special meeting of the holders of common shares (“Shares”) of the Company held on November 14, 2022 (the “Meeting”), we hereby advise of the following voting results as tabulated at the Meeting:

Total Shares issued and outstanding at record date (September 20, 2022):	300,437,433
Total Shares represented at the Meeting in person and by proxy:	92,937,078
Percentage of total Shares represented at the Meeting:	30.93%

1.       Number of Directors

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution fixing the number of directors at nine (9) was approved with the following results:

Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
29,119,736	94.72%	1,624,236	5.28%

2.       Election of Directors

Based on proxies received and votes calculated by ballot during the Meeting, the following individuals were elected as directors of the Company to serve until the next annual shareholders’ meeting or until his or her successor is duly elected or appointed, with the following results:

Name of Nominee	Votes FOR	% votes FOR	Votes WITHHELD	% votes WITHHELD
Ron Funk	24,462,448	79.57%	6,281,370	20.43%
Miguel Martin	28,454,962	92.56%	2,288,854	7.44%
Michael Singer	28,319,289	92.11%	2,424,527	7.89%
Norma Beauchamp	25,670,069	83.50%	5,073,748	16.50%
Shan Atkins	21,660,552	70.45%	9,083,265	29.55%
Theresa Firestone	25,747,470	83.75%	4,996,347	16.25%
Adam Szweras	25,955,096	84.42%	4,788,720	15.58%
Lance Friedmann	24,445,338	79.51%	6,298,478	20.49%
Chitwant Kohli	28,535,604	92.82%	2,208,213	7.18%

3.       Appointment of Auditors

Based on proxies received and votes calculated by ballot during the Meeting, the ordinary resolution appointing KPMG LLP as independent auditors of the Company until the Company’s next annual meeting of shareholders and authorizing the directors to fix the auditor’s remuneration was approved with the following results:

Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
90,069,893	96.92%	2,866,335	3.08%

4.       Stock Option Plan Amendment

Based on proxies received and votes calculated by ballot during the Meeting, the amendment to the Company’s stock option plan, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
26,261,316	85.42%	4,482,652	14.58%

5.       Restricted Share Unit Plan Amendment

Based on proxies received and votes calculated by ballot during the Meeting, the amendment to the Company’s restricted share unit plan, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
25,818,874	83.98%	4,925,097	16.02%

6.       Performance Share Unit Plan Amendment

Based on proxies received and votes calculated by ballot during the Meeting, the amendment to the Company’s performance share unit plan, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
26,336,109	85.66%	4,407,862	14.34%

7.       Deferred Share Unit Plan Amendment

Based on proxies received and votes calculated by ballot during the Meeting, the amendment to the Company’s deferred share unit plan, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
26,953,105	87.67%	3,790,867	12.33%

8.       Advisory Vote on Executive Compensation or “Say-on-Pay”

Based on proxies received and votes calculated by ballot during the Meeting, the adoption of a non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the Information Circular, was approved with the following results:

Votes FOR	% Votes FOR	Votes AGAINST	% Votes AGAINST
17,795,975	57.88%	12,947,994	42.12%

Each of the matters set out above is described in greater detail in the Information Circular provided to the Company’s shareholders prior to the Meeting and is available under the Company’s profile at www.sedar.com and www.sec.gov/edgar.